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                             June 10, 2021

       Feng Tian
       Chairman, President and Chief Executive Officer
       Ambrx Biopharma Inc.
       10975 North Torrey Pines Road
       La Jolla, California 92037

                                                        Re: Ambrx Biopharma
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed May 28, 2021
                                                            File No. 333-256639

       Dear Dr. Tian:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1, Filed May 28, 2021

       Business
       Legal Proceedings, page 210

   1. We note your disclosure on pages 210-211 concerning the termination of your CFO.
                                                        Please revise to
provide the findings of the independent investigation and disclose whether severance or other
amounts are payable.
       Description of American Depositary Shares, page 245

   2. We note Section 20 of the Deposit Agreement filed as Exhibit 4.2 and your revisions to page 260. We note on
page 259 that your forum selection provision identifies state and federal courts in New
York, New York as the exclusive forum for certain litigation. Please disclose whether this
provision applies to actions arising under the Securities Act or
 Feng Tian
Ambrx Biopharma Inc.
June 10, 2021
Page 2
      Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents and
      Deposit Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or
      Exchange Act.
3. Please revise page 260 to state, as stated in the Deposit Agreement, that in any case where the Depositary exercises its right to arbitrate, arbitration of the relevant dispute is mandatory.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameFeng Tian
                                                            Division of
Corporation Finance
Comapany NameAmbrx Biopharma Inc.
                                                            Office of Life
Sciences
June 10, 2021 Page 2
cc:       Sean Clayton, Esq.
FirstName LastName